Mail Stop 3720

      							February 16, 2006


Jon F. Chait
Chief Executive Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

	Re:	Hudson Highland Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005
		File No. 0-50129

Dear Mr. Chait:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Larry Spirgel
								Assistant Director